SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       ----------------------------------


                                    FORM 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                         For the month of February, 2001


                              HAEMACURE CORPORATION
             (Exact name of Registrant as specified in its charter)


                                 Not Applicable
                  (Translation of registrant's name in English)


                                     Canada
                 (Jurisdiction of incorporation or organization)

                           2001 University, Suite 430
                         Montreal, Quebec H3A 2A6 CANADA
          (Address of principal executive offices, including zip code)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

        Form 20-F    X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

        Yes                           No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                              HAEMACURE CORPORATION



FORM 6-K:         TABLE OF CONTENTS

1. Press release of Haemacure Corporation, dated February 15, 2001, on financial results for the fiscal year ended October 31, 2001.

For Immediate release



                                  PRESS RELEASE

                  HAEMACURE GROWS SALES BY 135% IN FISCAL 2000
                         AND REDUCES LOSS BY ALMOST HALF

Montreal, Quebec (Canada) February 15, 2001 - Management of Haemacure Corporation is pleased to announce that sales of Hemaseel APR(TM), the Company's brand of the first fibrin sealant approved by the United States Food and Drug Administration (FDA) and marketed in the United States, grew 135% in fiscal 2000, its second year on the market. All dollar figures set forth in this release are in Canadian dollars, except where indicated otherwise.

This growth was achieved through the ongoing expansion of our sales force, which grew from 16 sales representatives, 5 clinical nurses and 80 independent manufacturers representatives in 1999 to 20 sales representatives, 6 clinical nurses and 100 independent manufacturers representatives at the end of 2000.

In 2000, we continued on with our main objective to expand the use and application of fibrin sealants by providing a variety of delivery device systems specific to given surgical procedures. In 1999, we introduced HemaSystTM, a surgical sealant delivery system. In 2000, we launched HemaMystTM, a spray system, to provide the surgeon with flexibility and control in application over small localized areas or over broad irregular surfaces.

Haemacure's quarterly sales have grown for nine consecutive quarters; 4th quarter 2000 sales reached $3.8 million as compared to $2.1 million at the end of the 4th quarter 1999. "At this rate, on an operating profit basis, meaning profit before interest, taxes, depreciation and amortization, we expect to become profitable by the end of this fiscal year" said Marc Paquin, President and CEO of Haemacure.

Haemacure also monitored its growth in terms of units sold translated into surgical procedures. On that basis, we achieved significant market penetration compared to 1999, when Haemacure sold 28,100 ml of Hemaseel APR. Since the average surgical procedure requires approximately 3 ml of sealant, we estimate our penetration for 1999 at 9,400 procedures. In 2000, we sold 80,156 units, representing approximately 26,700 surgical procedures, an increase of 185% in units or 2.84 times in procedures over 1999. Haemacure now boasts over 700 accounts, compared to 500 at the end of 1999. Market analysts, including Frost & Sullivan, estimate that the surgical sealant market in the U.S. will exceed US$500 million annually within five years. "As an unknown marketing entity and brand in the United States two years ago, Haemacure and Hemaseel APR are becoming familiar names in the surgical operating room, a significant achievement for an emerging company." said Marc Paquin.

Financial Results

For the fiscal year ended October 31, 2000, sales reached $12.9 million versus $5.5 million the year before, an increase of 135%. During the fourth quarter of fiscal 2000, Haemacure achieved record sales of $3.8 million, compared to $2.1 million for the same quarter last year.

Sales and marketing expenses amounted to $8.9 million as compared to $6.0 million a year earlier. The increase was the result of higher commissions on increased sales, launching of new products and increased emphasis on conventions and training programs. General and administrative expenses increased from $3.9 million to $5.2 million, caused by professional fees for filing a registration statement with the United States Securities and Exchange Commission for the purpose of our anticipated US listing and other projects, improving investor relations and communications and upgrading the computer network linking our field organization and office locations. Research & development expenses decreased from $3.8 million in 1999 to $2 million, as clinical trials expenses for Hemaseel HMN were assumed by ZLB.

Haemacure incurred a net loss of $12.3 million or $0.66 per share for the year ended October 31, 2000, compared to $16.9 million or $1.26 per share in 1999.

At October 31, 2000, the Company had cash, cash equivalents and short term investments amounting to $9.2 million, compared to $11.3 million a year earlier. Its working capital was $7.9 million, as opposed to $12.1 million at the end of fiscal 1999. The principle reason for this decline is the reclassification of the current portion of other liabilities due in the third quarter of fiscal 2001.

During fiscal 2000, Haemacure also issued 8.2 million common shares in a second public offering of $17.5 million, yielding after expenses net cash of $15.5 million. At the end of fiscal 2000, shareholders' equity was $15.6 million, compared to $12.4 million at October 31, 1999.

Outlook

For the fiscal year 2001 and beyond, significant factors in supporting the Company's sales going forward are the continued development of delivery devices and the Company's dedication to expand its sales, by adding one new product per year either through licensing, acquisition or internal development. Haemacure will continue educating and training operating room staff and to demonstrate the clinical and economic benefits of fibrin sealant. As the Company approaches the end of fiscal 2001, it is anticipated that as sales continue to grow and new products are added, our sales and marketing expenses will decline substantially as a percentage of revenue, indicating improved productivity and profitability.

An important objective this forthcoming year will be the completion of the HEMASEEL APR manufacturing facility in Elstree, England. Under the March 2000 Manufacturing Agreement between Haemacure and Bio Products Laboratory, the facility is scheduled for completion by late 2001, and is designed to manufacture both Hemaseel APR and its new frozen formulation, which currently is under review by the FDA. "With all these attributes in place, Haemacure is in place to expand on its role as a leading surgical sealant company." Concluded Mr. Paquin.

Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, bio-materials and surgical devices for the acute surgical wound care market. It also operates sales and marketing offices in Sarasota, Florida through a wholly-owned subsidiary. The Company is traded under stock symbol HAE on The Toronto Stock Exchange and brokers in the United States may trade the Company's shares on this exchange under a Blue Sky exemption.

This release contains forward-looking statements which involve known and unknown risks, delays, uncertainties or other factors not under Haemacure's control which may cause actual results, performance or achievements of Haemacure to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the relative early stage of commercialization of Haemacure's products, the progress of its research and development programs for future products, the need for regulatory approval and effects of governmental regulation, acceptance of the use of fibrin sealant in the U.S. surgical community, and dependence on the patents licensed by Haemacure.

Source                         :  HAEMACURE CORPORATION

Toronto Stock Exchange         :  TSE:HAE

Contacts: Mr. Marc Paquin         Mr. James Roberts          Mr. Clement Gagnon
          President and CEO       VP Finance & Admin., CFO   CGE Communications
          Haemacure Corporation   Haemacure Corporation       Group
          Tel.: (941) 364-3700    Tel.: (941) 364-3700       Tel.:(514) 987-1455

Haemacure Corporation
Incorporated under the Canada Business Corporations Act


                           CONSOLIDATED BALANCE SHEETS


As at October 31


                                                     2000               1999
                                                       $                  $
--------------------------------------------------------------------------------

ASSETS
Current assets
Cash and cash equivalents [note 13]             7,072,703          1,421,161
Temporary investments                           2,168,436          9,831,926
Accounts receivable [note 3]                    2,867,787          1,574,105
Inventories [note 4]                            3,107,368          2,132,663
Prepaid expenses                                  298,431            219,261
--------------------------------------------------------------------------------
                                               15,514,725         15,179,116
Capital assets [notes 5 and 7]                  7,485,393          1,265,756
Other assets [note 6]                           8,523,192         10,052,786
Deferred foreign exchange loss                    326,821             27,410
--------------------------------------------------------------------------------


                                               31,850,131         26,525,068
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities        3,956,454          2,987,281
Current portion of long-term debt                  18,276             51,457
Current portion of other liabilities            3,627,532                 --
--------------------------------------------------------------------------------
                                                7,602,262          3,038,738
Long-term debt [note 7]                           950,913            918,005
Other liabilities [note 8]                      7,656,391         10,162,093
--------------------------------------------------------------------------------
                                               16,209,566         14,118,836
--------------------------------------------------------------------------------

Shareholders' equity                           15,640,565         12,406,232
--------------------------------------------------------------------------------
                                               31,850,131         26,525,068
================================================================================

                      CONSOLIDATED STATEMENTS OF OPERATIONS


Years ended October 31

                                                      2000               1999
                                                        $                  $
--------------------------------------------------------------------------------

REVENUES
Sales                                             12,900,732          5,454,337
Investment income                                    481,389            311,666
--------------------------------------------------------------------------------
                                                  13,382,121          5,766,003
--------------------------------------------------------------------------------

EXPENSES
Cost of sales, selling
   and marketing expenses                         15,671,390         12,041,054
General and administrative                         5,177,862          3,906,282
Research and development                           2,038,570          3,800,302
Amortization of capital and other assets           1,811,229          1,823,254
Interest on other liabilities                        810,470            760,638
Foreign exchange loss                                  9,735            210,076
Interest on long-term debt                            55,983             56,452
Other financial expenses                              94,725             21,244
--------------------------------------------------------------------------------
                                                  25,669,964         22,619,302
--------------------------------------------------------------------------------
Loss before income taxes                         (12,287,843)       (16,853,299)
Provision for income taxes [note 10]                  34,927             62,460
--------------------------------------------------------------------------------
Net loss                                         (12,322,770)       (16,915,759)
================================================================================

Basic loss per common share                            (0.66)             (1.26)
================================================================================

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31


                                                              2000               1999
                                                                $                  $
------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                                  (12,322,770)       (16,915,759)
Items not affecting cash
   Amortization of capital assets                             281,635            293,659
   Amortization of other assets                             1,529,594          1,529,595
   Accrued interest on long-term debt                          51,184             47,645
   Accrued interest on other liabilities                      810,470            760,638
   Loss (gain) on disposal of capital assets                   43,761            (97,897)
   Foreign exchange gain                                      (36,673)           (18,196)
   Unrealized foreign exchange loss                            11,949             25,239
------------------------------------------------------------------------------------------
                                                           (9,630,850)       (14,375,076)
Net change in non-cash working capital balances
   related to operations [note 13]                         (1,378,384)        (2,014,884)
------------------------------------------------------------------------------------------
Cash flows from operating activities                      (11,009,234)       (16,389,960)
------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of common shares                                  17,686,034         15,511,046
Share issue costs                                          (2,128,931)                --
Repayment of long-term debt                                   (51,457)           (51,319)
------------------------------------------------------------------------------------------
Cash flows from financing activities                       15,505,646         15,459,727
------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition (acquisition) of temporary investments          7,663,490           (176,419)
Acquisition of capital assets                              (6,549,033)          (236,741)
Disposal of capital assets                                      4,000            252,870
------------------------------------------------------------------------------------------
Cash flows from investing activities                        1,118,457           (160,290)
------------------------------------------------------------------------------------------

Effect of exchange rate changes
 on cash and cash equivalents                                  36,673             18,196
------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                     5,651,542         (1,072,327)
Cash and cash equivalents at beginning of year              1,421,161          2,493,488
------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year [note 13]          7,072,703          1,421,161
==========================================================================================
Supplemental information
Interest paid                                                   4,798              8,807
Income taxes paid                                              51,492             19,452
------------------------------------------------------------------------------------------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 HAEMACURE CORPORATION


                                                 By:/s/  Marc Paquin
                                                    ---------------------------
                                                 Name:  Marc Paquin
                                                 Title:  President

                                                 By/s/  James Roberts
                                                   ----------------------------
                                                 Name:  James Roberts
                                                 Title:  Chief Financial Officer

Date:  February 21, 2001